Exhibit 99.1
Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
SIMS METAL MANAGEMENT LIMITED
ABN
69 114 838 630
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Issue of options Forfeiture of performance rights

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,003,436 options (6,900) performance rights

+	See chapter 19 for defined terms.
Appendix 3B Page 1

Appendix 3B
New issue announcement

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
Under the Sims Metal Management Long Term Incentive Plan (“SimsMM Plan”), participants are granted options, which are the right to acquire an ordinary share or American Depositary Share (“ADS”) (as the case may be) in the entity upon satisfaction of a continued employment vesting condition and payment of the exercise price. For options to vest, the participant must remain in the employ of the entity or a related party, or have ceased to be an employee as a result of a ‘qualifying cessation’, on the option vesting dates, which are, as to one third of each participant’s grant, 30 June 2010, 30 June 2011 and 30 June 2012 respectively. The options expire 7 years after the date of grant (ie 17 June 2016). The option exercise price is A$25.22 each in respect of those 346,554 options that are exercisable into ordinary shares and US$20.73 each in respect of those 656,882 options that are exercisable into ADSs.

+	See chapter 19 for defined terms.
Appendix 3B Page 2

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:	An option does not entitle a participant under the SimsMM Plan to participate in new issues of securities or to receive dividends. In the event that ordinary shares or ADSs, as the case may be, are issued under the SimsMM Plan pursuant to the exercise of options, those ordinary shares or ADSs, as the case may be, will rank equally with existing ordinary shares and ADSs.

• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1,003,436 options are being issued under the SimsMM Plan. 6,900 performance rights are being forfeited under the SimsMM Plan.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 June 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	182,227,569	Fully paid ordinary shares

+	See chapter 19 for defined terms.
Appendix 3B Page 3

Appendix 3B
New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	905,865	performance rights (this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the performance rights assuming that the performance hurdles are met under the SimsMM Plan).

		143,656	performance rights (issued to certain executives under the former Sims Metal Management Long Term Incentive Plan and individual contracts — this is the maximum number of ordinary shares which may be issued pursuant to the performance rights assuming that (where applicable) performance hurdles are met and service pre-requisites are satisfied.

		73,539	restricted stock units (issued to certain executives under the former Sims Metal Management Long Term Incentive Plan and individual contracts- this is the maximum number of ordinary shares which may be issued pursuant to the restricted stock units assuming that (where applicable) all the performance hurdles are met and service pre-requisites are satisfied.

		738,000	options (issued to certain executives that were formerly executives of Metal Management Inc (“MMI”) under the former MMI 2002 Incentive Plan and that are outstanding under the Sims Metal Management Limited Transition Incentive Stock Plan — this is the maximum number of ordinary shares which may be issued pursuant to the exercise of options.

		317,089	options exp 24/11/ 2015 (issued to executive directors pursuant to the SimsMM Plan — this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

		420,739	options exp 2/04/2016 (issued to certain executives pursuant to the SimsMM Plan — this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

1,003,436	options exp 17/06/2016 (issued to certain executives pursuant to the SimsMM Plan — this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

+	See chapter 19 for defined terms.
Appendix 3B Page 4

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

+ See chapter 19 for defined terms.
Appendix 3B Page 5

Appendix 3B
New issue announcement

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.
Appendix 3B Page 6

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☐	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+	See chapter 19 for defined terms.
Appendix 3B Page 7

Appendix 3B
New issue announcement
Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•	the date from which they do

•	the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•	the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.
Appendix 3B Page 8

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 23/06/2009

(Company secretary)

Print name:	Frank Moratti

+ See chapter 19 for defined terms.
Appendix 3B Page 9